                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________________ to _____________________

Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION



1.    Not Applicable.

2.    Not Applicable.

3.    Not Applicable.

4. The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

(23)  Consent of Independent Auditors

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Badger Meter
                                       Employee Savings and Stock Ownership Plan



Date:    June 25, 1998           By:   /S/ Richard A. Meeusen
                                       ----------------------------
                                       Vice President - Finance and
                                       Chief Financial Officer

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors ............................................    1

Financial Statements

Statements of Net Assets Available for Plan Benefits ......................    3
Statements of Changes in Net Assets Available for Plan Benefits ...........    5
Notes to Financial Statements .............................................    7


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes ..............   15
Line 27(d) - Schedule of Reportable Transactions ..........................   16

                         Report of Independent Auditors

Retirement Plans Investment Committee of the
  Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock
  Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
April 22, 1998

             Badger Meter Employee Savings and Stock Ownership Plan

              Statements of Net Assets Available for Plan Benefits

                                December 31, 1997

                                                              Badger Meter   Guaranteed                Heartland U.S.
                                                              Inc., Common     Income        Equity      Government
                                                               Stock Fund       Fund          Fund          Fund
                                                             -------------------------------------------------------------
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity contract No. IG 4178,
       at contract value                                     $        --   $10,872,299    $        --   $          --
     Pooled separate account No. SA 4179, at fair value               --            --      8,810,240              --
   Badger Meter, Inc. Common Stock, at fair value             16,378,851            --             --              --
   Heartland U.S. Government Fund, at fair value                      --            --             --         345,741
   Marshall Money Market Fund, at fair value                     100,463            --             --              --
   Notes receivable from participants                                 --            --             --              --

                                                             --------------------------------------------------------
Total investments                                             16,479,314    10,872,299      8,810,240         345,741

Company contribution receivable                                  257,452            --             --              --
Due from brokers                                                      --            --             --         422,492
Interest receivable                                                  355            25            104               1
                                                             --------------------------------------------------------

Total assets                                                  16,737,121    10,872,324      8,810,344         768,234

LIABILITIES
Note payable (Note 4)                                            900,000            --             --              --
                                                             --------------------------------------------------------


Net assets available for plan benefits                       $15,837,121   $10,872,324    $ 8,810,344   $     768,234
                                                             ========================================================

                                                                               Badger
                                                                  Loan        Meter
                                                                  Fund      Stock Fund      Total
                                                            -----------------------------------------
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity contract No. IG 4178,
       at contract value                                     $        --   $        --    $10,872,299
     Pooled separate account No. SA 4179, at fair value               --            --      8,810,240
   Badger Meter, Inc. Common Stock, at fair value                     --     1,541,450     17,920,301
   Heartland U.S. Government Fund, at fair value                      --            --        345,741
   Marshall Money Market Fund, at fair value                       1,774        56,100        158,337
   Notes receivable from participants                          1,279,290            --      1,279,290
                                                             ----------------------------------------

Total investments                                              1,281,064     1,597,550     39,386,208

Company contribution receivable                                       --            --        257,452
Due from brokers                                                      --            --        422,492
Interest receivable                                                   15           633          1,133
                                                             ----------------------------------------

Total assets                                                   1,281,079     1,598,183     40,067,285

LIABILITIES
Note payable (Note 4)                                                 --            --        900,000
                                                             ----------------------------------------
Net assets available for plan benefits                       $ 1,281,079   $ 1,598,183    $39,167,285
                                                             ========================================

3
See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                                December 31, 1996

                                                              Badger Meter   Guaranteed                Heartland U.S.
                                                              Inc., Common     Income        Equity      Government
                                                               Stock Fund       Fund          Fund          Fund
                                                             ---------------------------------------------------------
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity contract No. IG 4178,
       at contract value                                     $        --   $ 9,834,651   $        --   $        --
     Pooled separate account No. SA 4179, at fair value               --            --     6,271,735            --
   Badger Meter, Inc. Common Stock, at fair value              8,331,328            --            --            --
   Heartland U.S. Government Fund, at fair value                      --            --            --       613,241
   Marshall Money Market Fund, at fair value                      14,749            --            --            --
   Notes receivable from participants                                 --            --            --            --

                                                             -----------------------------------------------------
Total investments                                              8,346,077     9,834,651     6,271,735       613,241

Company contribution receivable                                  307,720            --            --            --
Due from brokers                                                      --            --            --        37,000
Interest receivable                                                  280            51            47             4

                                                             -----------------------------------------------------
Total assets                                                   8,654,077     9,834,702     6,271,782       650,245

LIABILITIES
Note payable (Note 4)                                          1,000,000            --            --            --
                                                             -----------------------------------------------------

Net assets available for plan benefits                       $ 7,654,077   $ 9,834,702   $ 6,271,782   $   650,245
                                                             =====================================================


                                                                             Badger
                                                                  Loan        Meter
                                                                  Fund      Stock Fund      Total
                                                            -------------------------------------------
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity contract No. IG 4178,
       at contract value                                     $        --   $        --     $ 9,834,651
     Pooled separate account No. SA 4179, at fair value               --            --       6,271,735
   Badger Meter, Inc. Common Stock, at fair value                     --        48,775       8,380,103
   Heartland U.S. Government Fund, at fair value                      --            --         613,241
   Marshall Money Market Fund, at fair value                       1,539       329,714         346,002
   Notes receivable from participants                          1,054,834            --       1,054,834
                                                             -----------------------------------------

Total investments                                              1,056,373       378,489      26,500,566

Company contribution receivable                                       --            --         307,720
Due from brokers                                                      --            --          37,000
Interest receivable                                                    8         1,561           1,951
                                                             -----------------------------------------

Total assets                                                   1,056,381       380,050      26,847,237

LIABILITIES
Note payable (Note 4)                                                 --            --       1,000,000
                                                             -----------------------------------------

Net assets available for plan benefits                       $ 1,056,381   $   380,050     $25,847,237
                                                             =========================================


See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

                                                                                                                Heartland
                                                              Badger Meter     Guaranteed                          U.S.
                                                              Inc., Common        Income         Equity         Government
                                                               Stock Fund          Fund          Fund              Fund
                                                             -----------------------------------------------------------------
Additions:
   Investment income:
     Net appreciation in fair value of investments (Note 3)   $  8,539,047    $         --    $  1,626,974    $     18,547
     Interest and dividends, net (Note 7)                          200,847         736,373         141,767          38,184
     Investment expenses                                            (6,340)        (15,844)         (8,056)             --

   Contributions:
     Company (Note 2)                                             (117,928)         15,844           5,836              --
     Employees                                                          --         943,182         964,020          82,564
                                                              ------------------------------------------------------------

                                                                 8,615,626       1,679,555       2,730,541         139,295
Deductions:
   Benefit payments to participants                                340,334         451,034         150,223          25,597
   Interest expense                                                 67,812              --              --              --

Transfers between funds                                            (24,436)       (190,899)        (41,756)          4,291
                                                              ------------------------------------------------------------


Net increase                                                     8,183,044       1,037,622       2,538,562         117,989

Net assets available for plan benefits at beginning of year      7,654,077       9,834,702       6,271,782         650,245
                                                              ------------------------------------------------------------
Net assets available for plan benefits at end of year         $ 15,837,121    $ 10,872,324    $  8,810,344    $    768,234
                                                              ============================================================

                                                                                   Badger
                                                                      Loan         Meter
                                                                      Fund        Stock Fund      Total
                                                              -----------------------------------------------
Additions:
   Investment income:
     Net appreciation in fair value of investments (Note 3)   $         --    $    910,575    $ 11,095,143
     Interest and dividends, net (Note 7)                            97,784         26,179       1,241,134
     Investment expenses                                                 --             --         (30,240)

   Contributions:
     Company (Note 2)                                                    --             --         (96,248)
     Employees                                                           --        187,712       2,177,478
                                                              --------------------------------------------
                                                                     97,784      1,124,466      14,387,267

Deductions:
   Benefit payments to participants                                       6         32,213         999,407
   Interest expense                                                      --             --          67,812

Transfers between funds                                             126,920        125,880              --
                                                              --------------------------------------------


Net increase                                                        224,698      1,218,133      13,320,048

Net assets available for plan benefits at beginning of year       1,056,381        380,050      25,847,237
                                                              --------------------------------------------
Net assets available for plan benefits at end of year         $   1,281,079   $  1,598,183    $ 39,167,285
                                                              ============================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Year ended December 31, 1996

                                                                                                         Heartland
                                                               Badger Meter   Guaranteed                     U.S.
                                                               Inc., Common     Income        Equity      Government
                                                                Stock Fund       Fund          Fund          Fund
                                                            ----------------------------------------------------------------
Additions:
   Investment income:
     Net appreciation (depreciation) in fair value of
       investments (Note 3)                                   $  2,578,099    $         --    $    859,005    $    (34,597)

     Interest and dividends, net (Note 7)                          189,230         622,114         127,869          42,265
     Investment expenses                                                --         (20,014)         (6,804)             --

   Contributions:
     Company                                                       232,514          20,014           6,804              --
     Employees                                                          --         900,213         952,980         117,623
                                                              ------------------------------------------------------------
                                                                 2,999,843       1,522,327       1,939,854         125,291
Deductions:
   Benefit payments to participants                                328,770         846,132          39,717          13,933
   Interest expense                                                 69,958              --              --              --

Transfers between funds                                            (12,063)        (49,729)        250,628        (297,961)
                                                              ------------------------------------------------------------


Net increase (decrease)                                          2,589,052         626,466       2,150,765        (186,603)

Net assets available for plan benefits at beginning of year      5,065,025       9,208,236       4,121,017         836,848
                                                              ------------------------------------------------------------
Net assets available for plan benefits at end of year         $  7,654,077    $  9,834,702    $  6,271,782    $    650,245
                                                              ============================================================


                                                                                  Badger
                                                                 Loan             Meter
                                                                 Fund           Stock Fund       Total
                                                             ---------------------------------------------
Additions:
   Investment income:
     Net appreciation (depreciation) in fair value of
       investments (Note 3)                                   $         --   $     11,109   $  3,413,616

     Interest and dividends, net (Note 7)                           40,082         12,330      1,033,890
     Investment expenses                                                --             --        (26,818)

   Contributions:
     Company                                                            --             --        259,332
     Employees                                                          --        178,743      2,149,559
                                                              ------------------------------------------
                                                                    40,082        202,182      6,829,579
Deductions:
   Benefit payments to participants                                      4            219      1,228,775
   Interest expense                                                     --             --         69,958

Transfers between funds                                              4,329        104,796             --
                                                              ------------------------------------------


Net increase (decrease)                                             44,407        306,759      5,530,846

Net assets available for plan benefits at beginning of year      1,011,974         73,291     20,316,391
                                                              ------------------------------------------
Net assets available for plan benefits at end of year         $  1,056,381   $    380,050   $ 25,847,237
                                                              ==========================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 1997




1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract will continue to be carried at contract value. Because annual rates of return on the Mass Mutual contract are established at the beginning of each plan year, the fair value of this contract is not significantly different from contract value.

The investment in the pooled separate account is valued at fair value, based on the quoted redemption value on the last business day of the Plan year.

The investment in the Heartland U.S. Government Fund, a mutual fund, is valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Common trust funds are valued at the redemption price established by the trustee.

The investment in Badger Meter, Inc. (the Company) Common Stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year. Badger Meter, Inc. Class B Common Stock is equivalent in value to Badger Meter, Inc. Common Stock because each share is entitled to be exchanged for a share of Badger Meter, Inc. Common Stock. There is no market for Badger Meter, Inc. Class B Common Stock due to transfer restrictions.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are borne by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan adopted under Section 401(k) of the Internal Revenue Code (IRC). The Plan was established as of January 1, 1991 to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan and the Badger Meter Employee Stock Ownership Plan into a single plan (See Note 4).

All domestic employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 15% of their compensation on a pre-tax basis, not to exceed the amount allowed by the Internal Revenue Code (IRC). Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% and 6% of the participant's compensation for the years ended December 31, 1997 and 1996, respectively. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participant contributions are directed into one, or a combination of, four investments, the Guaranteed Income Fund, Equity Fund, Heartland U.S. Government Fund or the Badger Meter Stock Fund, at the participant's discretion (see Note
3). Company contributions are made in cash and are used by the Plan to repay principal on the note payable (see Note 4). As principal payments are made on the note payable, unallocated shares of Badger Meter, Inc. Common Stock, which serve as collateral for the note payable, are released to plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pre-tax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in all amounts in their accounts.

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the vested portion of a participant's account shall generally be distributed in a single lump sum not later than 60 days following the end of the Plan year. Final distributions will be made either in shares of Company Common Stock plus cash in lieu of fractional shares, or entirely in cash.

             Badger Meter Employee Savings and Stock Ownership Plan

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need which cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan administrator.

Included in net assets available for Plan benefits at December 31, 1997 and 1996, is $1,543,000 and $773,000, respectively, relating to account balances for persons who have withdrawn from the Plan but have not yet been paid.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

Loan maturities cannot exceed sixty months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts, above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan administrator.

3. INVESTMENTS

The Plan has entered into two unallocated insurance contracts with Mass Mutual.

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is credited at least annually for interest earned. Interest earned during 1997 and 1996 was 7.25% and 7.00%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

POOLED SEPARATE ACCOUNT NO. SA 4179

Accounts deposited to this account are invested by Mass Mutual primarily in common stocks. Mass Mutual includes funds from a number of employers in one investment portfolio. Participants in the fund are allocated units for valuation purposes.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 439,762 shares (356,562 shares Badger Meter, Inc. Common Stock and 83,200 shares Badger Meter, Inc. Class B Common Stock) and 436,748 shares (394,748 shares Badger Meter, Inc. Common Stock and 42,000 shares Badger Meter, Inc., Class B Common Stock) as of December 31, 1997 and 1996, respectively.

At December 31, 1997 and 1996, the fair value of the Plan's investment in Badger Meter, Inc. Common Stock, as determined by quoted market price, was $17,920,301 and $8,380,103, respectively.

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value during 1997 and 1996, as follows:

                                                                         Net Realized
                                                                        and Unrealized
                                                                         Appreciation
                                                                         in Fair Value     Fair Value at
                                                                          During Year       End of Year
                                                                       ------------------------------------
Year ended December 31, 1997:
  Fair value determined by quoted market price:
     Badger Meter, Inc. Common Stock                                       $  9,449,622      $17,920,301
     Pooled separate account No. SA 4179                                      1,626,974        8,810,240
     Heartland U.S. Government Fund                                              18,547          345,741
     Marshall Money Market Fund                                                       -          158,337
                                                                       ------------------------------------
                                                                             11,095,143       27,234,619
   Fair value estimated -
     Notes receivable from participants                                               -        1,279,290

   Contract value as determined by Mass Mutual -
     Guaranteed income group annuity contract No. IG 4178                             -       10,872,299
                                                                       ------------------------------------
                                                                            $11,095,143      $39,386,208
                                                                       ====================================

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

                                                                           Net Realized
                                                                          and Unrealized
                                                                           Appreciation
                                                                           (Depreciation)
                                                                           in Fair Value     Fair Value at
                                                                            During Year       End of Year
                                                                       ------------------------------------
Year ended December 31, 1996:
  Fair value determined by quoted market price:
     Badger Meter, Inc. Common Stock                                         $2,589,208     $  8,380,103
     Pooled separate account No. SA 4179                                        859,005        6,271,735
     Heartland U.S. Government Fund                                             (34,597)         613,241
     Marshall Money Market Fund                                                       -          346,002
                                                                       ------------------------------------
                                                                              3,413,616       15,611,081
   Fair value estimated -
     Notes receivable from participants                                               -        1,054,834

   Contract value as determined by Mass Mutual -
     Guaranteed income group annuity contract No. IG 4178                             -        9,834,651
                                                                       ------------------------------------
                                                                             $3,413,616      $26,500,566
                                                                       ====================================

4. NOTE PAYABLE

In connection with the formation of the Plan, the Plan assumed a note payable with a bank with a balance of $2,000,000 at January 1, 1991. The note was repaid in equal annual principal payments of $200,000 through February 1995, with the remaining $1,000,000 refinanced on December 1, 1995, due December 1, 2001, plus interest payable at the prime interest rate (prime was 8.25% at December 31, 1997) or at the LIBOR rate plus 1.50%. The Plan has the option of designating the outstanding balance as a prime rate loan or a Eurodollar loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. Common Stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

             Badger Meter Employee Savings and Stock Ownership Plan

The pledged unallocated shares of Badger Meter, Inc. Common Stock are released as principal payments are made on the note payable. The shares released less any shares that are distributed as benefit payments are considered available, and are allocated to the participants' accounts as of the Plan year end just prior to each annual principal due date on the note payable. At December 31, 1997 and 1996, the breakdown between allocated and unallocated shares were as follows:

                                                          Shares
                                                        Available
                                                       For Benefits         Cost        Fair Value
                                                     -------------------------------------------------
     December 31, 1997:
        Allocated                                         342,526          $2,808,865     $13,957,934
        Unallocated                                        97,236             850,815       3,962,367
                                                     -------------------------------------------------
                                                          439,762          $3,659,680     $17,920,301
                                                     =================================================

     Per share                                                                          $      40.75
                                                                                       ===============

     December 31, 1996:
        Allocated                                         322,458          $2,243,083      $6,187,164
        Unallocated                                       114,290           1,000,038       2,192,939
                                                     -------------------------------------------------
                                                          436,748          $3,243,121      $8,380,103
                                                     =================================================

     Per share                                                                          $      19.19
                                                                                       ===============

The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal payments on the note payable and will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock. This has resulted in a contribution receivable that is less than the 1997 Company match requirement.

             Badger Meter Employee Savings and Stock Ownership Plan

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. INCOME TAX STATUS

The Internal Revenue Service ruled on August 3, 1995, that the Plan qualifies under Section 401(a) and 401(k) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. TRANSACTIONS WITH RELATED PARTIES

During 1997 and 1996, the Plan received $208,521 and $185,413, respectively, in common stock dividends from the Company.

                             Supplemental Schedules

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                       DESCRIPTION OF INVESTMENT,           COST/
                                    INCLUDING MATURITY DATE, RATE OF       CONTRACT       CURRENT VALUE/
                                     INTEREST, PAR OR MATURITY DATE         VALUE         CONTRACT VALUE
-----------------------------------------------------------------------------------------------------------
Badger Meter, Inc.*                  439,762 shares of common stock      $  3,659,680       $17,920,301

Massachusetts Mutual Life           Guaranteed Income Contract
   Insurance Company                       No. IG 4178                     10,872,299        10,872,299

Massachusetts Mutual Life            Separate Account Group Annuity
   Insurance Company                      Contract No. SA 4179              8,810,240         8,810,240

Heartland U.S. Government Fund,
   Inc.                                    35,101 fund shares                 342,507           345,741

Marshall Money Market Fund                   158,337 units                    158,337           158,337

Participant loans                           Unpaid principal                1,279,290         1,279,290
                                                                        -----------------------------------
                                                                          $25,122,353       $39,386,208
                                                                        ===================================


*Represents a related party

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1997





                                                                          PURCHASE        SELLING
   IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET               PRICE           PRICE
------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance    Guaranteed Income Group Annuity
   Company                              Contract, 30 transactions         $2,310,039   $         --


Massachusetts Mutual Life Insurance    Guaranteed Income Group Annuity
   Company                              Contract, 29 transactions                 --      1,276,462

Massachusetts Mutual Life Insurance    Pooled Separate Account
   Company                              32 transactions                    3,329,118             --

Massachusetts Mutual Life Insurance    Pooled Separate Account
   Company                              23 transactions                           --        790,613

Marshall & Ilsley Bank                 Marshall Money Market Fund
                                        390 transactions
                                                                           6,243,161             --

Marshall & Ilsley Bank                 Marshall Money Market Fund
                                        274 transactions
                                                                                  --      6,427,206


                                                                                           CURRENT VALUE
                                                                                           OF ASSET ON
                                                                               COST OF      TRANSACTION
   IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET                   ASSET          DATE        GAIN/(LOSS)
-----------------------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance     Guaranteed Income Group Annuity
   Company                               Contract, 30 transactions             $2,310,039   $2,310,039        N/A

Massachusetts Mutual Life Insurance     Guaranteed Income Group Annuity
   Company                               Contract, 29 transactions              1,276,462    1,276,462         --

Massachusetts Mutual Life Insurance     Pooled Separate Account
   Company                               32 transactions                        3,329,118    3,329,118        N/A

Massachusetts Mutual Life Insurance     Pooled Separate Account
   Company                               23 transactions                          790,613      790,613         --

Marshall & Ilsley Bank                  Marshall Money Market Fund
                                         390 transactions
                                                                                6,243,161    6,243,161        N/A
Marshall & Ilsley Bank                  Marshall Money Market Fund
                                         274 transactions
                                                                                6,427,206    6,427,206         --

                                  EXHIBIT INDEX



EXHIBIT NO.                                                            PAGE NO.
-----------                                                            --------

(23)         Consent of Ernst & Young LLP, Independent Auditors            23







                                                                              22